SO
3/3/03

 

03002530

VF2-27-03

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50918

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/02___ AND ENDING___12/31/02___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TieCare Financial Services, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Fasanagaretngasse   14/18   A-1130

Vienna 1130   Austria
                            (No. and Street)

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Renate Koschier   Austria 011 431 803 37610
                                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Newhouse & Thacher, P.A.

                        (Name – *if individual, state last, first, middle name*)

8550 Ulmerton Road   Largo   Florida   33771
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

SEC RECEIVED FEB 24 2003 WASH. D.C. 185

PROCESSED
MAR 0 6 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Ursula Reithoffer___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___TieCare Financial Services, Inc.___ , as of ___December 31,___ , 20 _02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Vice-President___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIECARE FINANCIAL SERVICES, INC.

Financial Statements and
Accompanying Information

For the Year Ended December 31, 2002

TIECARE FINANCIAL SERVICES, INC.

Contents

NEWHOUSE & THACHER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

8550 ULMERTON RD., SUITE 130
LARGO, FLORIDA 33771
PHONE (727) 507-8338
FAX (727) 507-8755

MEMBER: FLORIDA INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants

Robert Sass, President
TieCare Financial Services, Inc.
Vienna, Austria

We have audited the accompanying balance sheet of TieCare Financial Services, Inc. as of December 31, 2002, and the related statements of changes in stockholder's equity, operations, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TieCare Financial Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 9 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Largo, Florida
February 18, 2003

.TIECARE FINANCIAL SERVICES, INC.
Balance Sheet
December 31, 2002

Assets

Cash	$	230,703
Commissions receivable		17,112
Federal income taxes recoverable		27,149
Other assets		6,362
Office furniture, equipment and computers		
less accumulated depreciation of $12,085		12,125
	$	293,451

Liabilities and Stockholder's Equity

Commissions payable	$	18,169
Deferred tax liabilities		1,861
Accounts Payable		6,529
		26,559

Stockholder's equity

Common stock, no par value; authorized 1,000 shares;	
issued and outstanding 100 shares	1,000
Additional paid-in capital	128,379
Retained earnings	137,513
Total stockholder's equity	266,892
$	293,451

See notes to financial statements.

TIECARE FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Beginning balances, January 1, 2002	$1,000	$128,379	$148,603	$277,982
Net loss for the year	-	-	(11,090)	(11,090)
Ending balances, December 31, 2002	$1,000	$128,379	$137,513	$266,892

See notes to financial statements.

TIECARE FINANCIAL SERVICES, INC.
Statement of Operations
For the Year Ended December 31, 2002

Revenues

Commissions on sales of securities	$ 240,598
Administrative and advisory fees	22,565
Interest income	3,881
Total revenues	267,044

Expenses

Commissions to agents/representatives	178,518
Employee compensation and benefits	56,070
Taxes other than federal income taxes	62
Dues and subscriptions	134
Insurance	619
Regulatory fees and expenses	2,489
Bank charges and other charges	803
Professional fees	10,400
Office expenses	4,194
Travel and entertainment	1,685
Postage and shipping	539
Miscellaneous	456
Maintenance	950
Telephone and internet	3,909
Depreciation	4,125
Utilities	952
Rent	6,120
Loss on fixed assests scrapped	1,661
Total expenses	273,686
Loss before income taxes	6,642
Provision for federal income taxes	
Current	4,326
Deferred	122
	4,448
Net loss	$ 11,090

See notes to financial statements.

TIECARE FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities

Net loss	$ (11,090)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation	4,125
Decrease in commissions receivable	11,515
Increase in federal income taxes recoverable	(17,852)
Increase in other assets	(5,382)
Decrease in commissions payable	(14,482)
Increase in accounts payable	6,529
Loss on fixed assests scrapped	1,661
Provision for deferred income taxes	122
Net cash used by operating activities	(24,854)

Cash flows from investing activities:

Purchase of fixed assets	8,100
Net cash used by investing activities	8,100
Net decrease in cash	32,954

Cash at beginning of year	263,657
Cash at end of year	$ 230,703

See notes to financial statements.

TIECARE FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2002

Note 1 - Summary of significant accounting policies

Basis of accounting - Revenue and expenses are recorded using the accrual basis of accounting.

Cash equivalents – The Corporation considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2002 the Corporation has cash balances which are in excess of amounts insured by the FDIC.

Office furniture, equipment and computers - Office furniture, equipment and computers are carried at cost. Depreciation is provided over the useful lives of the assets using accelerated and straight line methods.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The deferred tax assets and liabilities (netted in financial statements) represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Business of the Corporation

TieCare Finanical Services, Inc. (the Corporation) was incorporated on February 27, 1998 in the state of Delaware. The Corporation is a registered broker/dealer engaged in the business of selling mutual funds (securities). The Corporation's principal operations are conducted in Vienna, Austria.

Note 3 - Common stock

The Corporation is owned by one individual who currently holds 100 shares of common stock. Holders of common stock are entitled to certain preemptive rights which provide for the first right to purchase future shares in the ratio of the number of shares originally held. In addition, each share of common stock is allowed one vote per share.

TIECARE FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2002

Note 4 – Income taxes

The federal income taxes recoverable of $27,149 represents an overpayment of 2002 estimated taxes and the estimated carryback tax benefit for the net operating tax loss incurred for 2002. These amounts will be refunded or applied against future tax liabilities.

During 2002 the Corporation paid federal income taxes of $22,178. This represented amounts for estimated taxes of $22,178 for the year 2002.

Note 5 - Net capital requirements

As a member firm of the National Association of Securities Dealers, Inc., the Corporation is subject to the capital Rules prescribed in the Securities Exchange Act of 1934, which prohibit a firm from engaging in any securities transaction whenever its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined in the Rules.

Furthermore, as a dealer which does not generally carry customers accounts, the Corporation is required to maintain net capital of not less than $5,000.

At December 31, 2002, aggregate indebtedness and net capital were $24,698 and $221,256, respectively, a ratio of 11.16%.

Note 6 - Lease commitment

The Corporation leases its office facilities under a month to month lease agreement dated July 1, 1998. Rent is payable monthly and includes base rent, utilities, sales taxes and maintenance fees. Increases in rent are tied into the cost of living index. Total rent expense for the year ended December 31, 2002 was $6,120.

Note 7 - Subordinated liabilities

The Corporation had no subordinated liabilities at December 31, 2002.

TIECARE FINANCIAL SERVICES, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2002

Computation of Net Capital

Total stockholders' equity (from Balance Sheet) and qualified for net capital		$ 266,892
Total capital before deductions/charges		266,892
Deductions and/or charges:		
Nonallowable assets:		
Net office furniture, equipment and computers	$ 12,125	
Federal income taxes recoverable	27,149	
Other assets	6,362	
		45,636
Net capital		$ 221,256

Computation of Basic Net Capital Requirement

Net capital requirement (6-2/3% of aggregate indebtedness)	$ 1,647	(A)
Minimum dollar net capital requirement	5,000	(B)
Net capital requirement (greater of (A) or(B))	5,000	
Excess net capital (net capital, less required capital)	$ 216,256	

TIECARE FINANCIAL SERVICES, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
(continued)
December 31, 2002

Computation of Aggregate Indebtedness

Total aggregate indebtedness (liabilities from Balance Sheet)	$	26,559
Less: deferred federal income taxes		(1,861)
Total aggregate indebtedness	$	24,698
Percentage of aggregate indebtedness to net capital		11.16%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		not applicable

TIECARE FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
December 31, 2002

The Corporation did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., limited business (mutual funds and/or variable annuities only).

TIECARE FINANCIAL SERVICES, INC.
Information Relating to the Possession
or Control Requirements
December 31, 2002

The Corporation did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., limited business (mutual funds and/or variable annuities only).

TIECARE FINANCIAL SERVICES, INC.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2002

A reconciliation of the differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computations included in the Corporation's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2002.

Net capital (per Form X-17A-5 Part IIA)	$228,435
Add/deduct:	
Audit adjustments (net)	(10,234)
Decrease in nonallowable assets	20,326
Adjustments made by Broker/Dealer after Form X-17A-5 filed but before audit	(17,271)
Net capital (per audit report)	$221,256

NEWHOUSE & THACHER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

8550 ULMERTON RD., SUITE 130
LARGO, FLORIDA 33771
PHONE (727) 507-8338
FAX (727) 507-8755

MEMBER: FLORIDA INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS

Independent Certified Public Accountant's Supplementary
Report on Internal Control Structure

Robert Sass, President
TieCare Financial Services, Inc.
Vienna, Austria

In planning and performing our audit of the financial statements of TieCare Financial Services, Inc. for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by TieCare Financial Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Largo, Florida
February 18, 2003